1099 NEW YORK AVENUE, NW SUITE 900 WASHINGTON, DC 20001-4412

August 22, 2017

Beverly Singleton

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ms. Singleton:

General Dynamics Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission set forth in the Staff’s comment letter, dated August 18, 2017 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments by September 1, 2017, or tell the Staff the date by when the Company will provide its response. As discussed with the Staff, we are writing to confirm that we have requested an extension to respond to the Comment Letter until September 18, 2017. The Company therefore intends to respond to the Comment Letter on or before September 18, 2017.

We appreciate the Staff’s cooperation in this matter.

If you have any questions, please contact the undersigned at 202-639-6093.

Sincerely,

/s/ David M. Lynn

David M. Lynn

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